UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

As previously published, pursuant to the terms of the Asset Purchase Agreement, by and between Ellomay Capital Ltd. (the “Company”) and Hewlett-Packard Company (“HP”), dated December 9, 2007 (the “APA”), an amount of US$9.5 million of the total amount deposited into the escrow account are to be distributed to the Company eighteen months following the closing date of the APA, unless such funds are to be used to compensate for any indemnity claims. The APA closing date was on February 29, 2008. In connection with the pending distribution of the funds, the escrow agent under the APA and the Company received officers’ certificates from HP listing various alleged claims for indemnity amounting to approximately US$ 11.5 million (consisting of claims for approximately US$ 8.1 million and claims for approximately Euro 2.4 million).

The Company and legal counsel are reviewing the claims and are in the process of determining the Company’s course of action with respect to such claims, including, but not limited to, the possibility of filing a response pursuant to the procedure set forth in the APA.

It is too early at this stage to determine the outcome of such review by the Company and legal counsel or of any action the Company may decide to take, if any. Therefore, it is too early to determine what amount, if any, will be distributed to the Company from the escrow account.

Information Relating to Forward-Looking Statements

With the exception of historical information in this Form 6-K, this Form 6-K includes forward-looking statements that involve known and unknown risks and uncertainties, including, but not limited to, uncertainties with respect to the outcome of any process or negotiations in connection with the indemnity claims, major changes in political, economic, regulatory, or environmental conditions, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Actual results may differ materially from any forward-looking statements set forth herein and the transaction discussed herein may never occur or may be significantly different. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this Report on Form 6-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K. All forward-looking statements are qualified in their entirety by this cautionary statement.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich —————————————— Ran Fridrich Director and Interim Chief Executive Officer

Dated: September 1, 2009